Exhibit 19

Securities Trading & Information Disclosure Policy
Effective Date	Last Revised Date
March 13, 2013	January 1, 2025

I.Purpose

The purpose of this Securities Trading and Information Disclosure Policy (this “Policy”) is to promote compliance with applicable securities laws by Crocs, Inc. (the “Company”), the members of its Board of Directors (“Directors”) and its employees, officers, agents, advisors and independent contractors.

II.    Applicability

This Policy is applicable to all employees, officers and Directors of the Company and its subsidiaries and to those agents, advisors and independent contractors of the Company specifically identified by the Chief Financial Officer or General Counsel (each a “Compliance Officer”) as being covered by this policy, and to their agents, advisors and independent contractors. It is also the policy of the Company that the Company will not engage in transactions in Company securities while aware of material, non-public information relating to the Company or Company securities.

III.Policy

If an employee, officer or Director or any covered agent, advisor or independent contractor of the Company has material, non- public information relating to the Company, it is the policy of the Company (and the requirements of the U.S. securities laws) that neither that person nor any family member of that person, other members of that person’s household or entities that person controls may buy, sell or otherwise dispose of securities (including stock or bonds), or puts, calls, forwards, options or other derivatives of securities, of the Company, nor may they engage in any other action to take advantage of, or pass on to others, that information. This Policy also applies to material, non-public information relating to any other company with publicly traded securities obtained in the course of employment by or association with the Company. Transactions subject to this Policy also include bona fide gifts of Company securities The guidelines set forth below should be considered specific means of effecting this Policy and, as such, should be strictly adhered to by all Directors, officers and employees and covered agents, advisors and independent contractors of the Company.

IV.Reasons for this Policy

Insider trading (that is, trading while in possession of material, non-public information) is a criminal offense under both federal and state securities laws. Such laws are often strictly enforced by the Securities and Exchange Commission (the “SEC”) and state securities regulators. It is very important that persons covered by the Policy understand the breadth of activities that constitute illegal insider trading and their consequences, which can be severe. Both the SEC and the Financial Industry Regulatory Authority investigate and are very effective at detecting insider trading through algorithmic monitoring and other means. The SEC, together with the U.S. Attorneys Office, pursue insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct. Federal securities laws also prohibit selective disclosure (that is, disclosure of material, non-public information to certain market participants prior to public release of such information). Selective disclosure may result in penalties against the Company or the individual making the selective disclosure.

V.Definitions:

Who is an “insider”?

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Any person who possesses material, non-public information is considered an insider as to that information. Insiders generally include Directors, officers and certain employees of the Company, and those persons in a special relationship with the Company (e.g., its auditors, attorneys and consultants). The definition of “insider” is transaction-specific. In other words, an individual is an insider with respect to each material, non-public item of information of which he or she is aware.

What is “Material Information”?

The courts have said that information is material if a reasonable investor, given the total mix of available information, would consider the information important in deciding whether to buy, hold or sell securities – or put another way, if public disclosure of the information might reasonably be expected to affect the price of the securities.

Examples of Material Information Include:

•Revenue, earnings, sales figures or other operating results not yet released.
•Projections of future sales, earnings or losses or other guidance.
•Changes to previously announced earnings guidance, or the decision to suspend earnings guidance.
•Expansion plans or plans to downsize.
•Changes in pricing or costs.
•New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.
•Actual or threatened litigation, or the resolution of such litigation.
•Changes in control or senior leadership.
•Changes in auditors or notification that an auditor’s reports may no longer be relied upon.
•A pending or proposed merger, acquisition, tender offer or joint venture or an acquisition or disposition of substantial assets, or any significant developments concerning any announced transaction.
•Events regarding the Company’s securities, such as dividends, sales of securities, stock splits or repurchase plans.
•Bank borrowings or other financing transactions out of the ordinary course.
•The establishment of a repurchase program for Company securities.
•A Company restructuring.
•Severe financial liquidity problems.
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure.
•The imposition of an event-specific restriction on trading in Company securities or the securities of another company or the extension or termination of such restriction.

The above list is only illustrative and there is no bright-line standard for assessing materiality; many other types of information may be considered “material” depending on the circumstances. Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided. It is important to remember that whether information is material will be viewed by enforcement authorities with the benefit of hindsight. In other words, if the price of the Company’s stock changed as a result of the information having been made public, it will likely be considered material by enforcement authorities.

What is “Non-Public Information”?

Non-public information is information that is not generally known or available to the public. Information is not considered to be known to the public immediately upon issuance of a press release but is public information only after there is adequate time for the news to be circulated and absorbed by the market and investors.

VI.Statement of Policy

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The following guidelines should be followed to protect yourself from accusations of insider trading. The guidelines apply even if you want to make the proposed purchase or sale for reasons having nothing to do with your possession of the insider information, such as your desire to raise money for unanticipated expenditures.

Do not trade Company securities when you are aware of material, non-public information

You may not buy, sell or otherwise dispose of securities of the Company (including options to purchase any shares of the Company’s stock or securities convertible into or exchangeable for shares of the Company’s stock) when you are aware of material, non-public information about financial or other matters of the Company.

If you are in possession of material, non-public information, do not trade until one full trading day after the material, non-public information has been publicly released

To allow the Company’s shareholders and the investing public a reasonable amount of time to receive and act upon information released about the Company, you may not engage in transactions concerning the Company’s securities until after one full trading day after the information has been released, at which time you may again engage in transactions concerning the Company’s securities unless otherwise subject to a restriction or blackout period. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can engage in transactions concerning the Company securities is the opening of the market on Wednesday (assuming you are not aware of other material, non-public information at that time).

Do not disclose material, non-public information

You may not give anyone, including relatives, friends or work associates, any non-public information regarding the Company, either orally or in writing. Furthermore, if you are in possession of material, non-public information, you may not make any recommendations that may encourage or discourage others from buying securities of the Company (even though you do not actually disclose the information behind such recommendations). If you come into possession of material, non-public information that you were not supposed to receive, notify a designated Compliance Officer immediately.

You may not engage in short-term trading, short sales, hedging transactions or other prohibited transactions in the Company’s securities

•Short-Term Trading. Short-term trading of Company securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any Director or officer of the Company who purchases Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

•Short Sales. Purchases of the Company’s securities should be made as long-term investments. Short sales are sales of securities which the seller does not own at the time the sell order is placed. Short sales would generally be interpreted by the market as an expectation by the seller that the securities will decline in value, and therefore that the seller has no confidence in the Company or its short-term prospects. In addition, short sales by an employee or Director may reduce the seller’s incentive to improve the Company’s performance. For these reasons, you are strictly prohibited from engaging in short sales of the Company’s securities. In addition, short sales by officers and Directors of the Company may violate Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•Margin Accounts and Pledges. When securities are held in a margin account or pledged as collateral for a loan, such securities may be sold without the holder’s consent by the broker if the holder fails to meet a margin call or by the lender in foreclosure upon a default on the loan. Because a margin or foreclosure sale may occur at a time when the holder may be aware of material, non-public information, you are strictly prohibited from holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan.

•Hedging Transactions. Certain forms of hedging or monetization transactions, such as, but not limited to, zero-cost collars, prepaid variable forward sale contracts, equity swaps and exchange funds, allow an

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individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as the Company’s other stockholders. Therefore, you are strictly prohibited from engaging in any hedging transactions with respect to the Company’s securities.

•Publicly Traded Options. Given the relatively short term of publicly traded options, transactions in options may create the appearance that a Director, officer or employee is trading based on material. non-public information and focus a Director’s, officer’s or other employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other market, are prohibited by this Policy.

•Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as defined and described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Director, officer or other employee is in possession of material, non-public information. The Company therefore discourages placing standing or limit orders on Company securities other than in connection with a Rule 10b5-1 Plan. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below in the Supplemental Policy to this Policy.

Gifts of Company Stock

A Compliance Officer may, on a case-by-case basis, authorize bona fide gifts of Company stock only after:

a.the person making the gift has notified the Compliance Officer of the amount and recipient of the proposed gift(s);

b.the person making the gift has certified to the Compliance Officer in writing no earlier than one full trading day prior to the proposed gift(s) that he or she is not in possession of material, non-public information concerning the Company; and

c.the Compliance Officer has approved the gift(s) and has certified such approval in writing.

You are also responsible for transactions by your family members

This Policy applies to your family members (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities) (“Family Members”) and others living in your household. Employees are expected to be responsible for the compliance of their immediate family and personal household and, as described below, you should not “tip” information to your family members, or anybody else. This Policy does not, however, apply to personal securities transactions of family members and others living in your household where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your family members and others living in your household.

You are also responsible for transactions by entities that you influence or control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Do not “tip” information to others

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It is illegal and inappropriate for a person in possession of material, non-public information to provide other people with such information or to recommend that they engage in transactions concerning the Company’s securities based upon that information, even if they do not give the other person the specific information. This is called “tipping” by securities regulators and can result in punishment of both the tipper and tippee. Accordingly, do not share non-public financial or other information with anyone outside of the Company (except its legal counsel or accountants, as appropriate). Do not share any such information with employees of the Company except as required for the Company’s business. Do not share non-public information with anyone if you suspect that the recipient might engage in transactions concerning securities of the Company in response to the information. Do not recommend to others the purchase or sale of the Company’s securities while you are arguably in possession of material, non-public information.

These policies also apply to trading in other securities

In the course of your business relationships with other companies on behalf of the Company, such as customers or suppliers, you may receive material, non-public information regarding such other companies. This Policy applies equally to disclosure and discussion of information related to such other companies. No Director, officer or employee of the Company who, in the course of their involvement with the Company, learns of material, non-public information about another entity, including a customer, supplier or competitor of the Company, may trade in the other entity’s securities or recommend to another person that they do so until the information becomes public or is no longer material. In addition, the Company has a policy prohibiting you from having any financial or proprietary interest either direct or indirect (other than indirect interests through the ownership of mutual funds) in the Company’s suppliers, any competing business or any outside concern that does business with the Company. You should also not represent the Company in any transaction in which you or a close relative (any relative not more remote than a first cousin) has a substantial personal interest. Exceptions to the policies outlined in this paragraph may only be granted in writing by a Compliance Officer.

Your transactions will be evaluated with the benefit of twenty-twenty hindsight

Remember, if your securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how the transaction may be construed in the bright light of hindsight. This is particularly true where you may have non-public information that you do not consider to be material, but which others, including courts, may consider to be material.

There is no exception for hardship

The existence of a personal financial emergency does not excuse you from compliance with this Policy.

VII.What May Happen

Even if you in fact possessed no non-public information, if you engage in transactions concerning the Company’s securities shortly before an event that affects their market price, you may be investigated by the SEC, the Nasdaq Stock Market, or others. The same is true if such a purchase or sale is undertaken by one of your friends, relatives or work associates. Defending against such a charge is very difficult, expensive and embarrassing for both you and for the Company. Although it is impossible to assure that your trading in securities of the Company will not occur shortly before such a price change, it is very important that you strive to avoid even an appearance that you might have traded while in possession of non-public financial or other information.

VIII.Possible Penalties

Individuals who trade on material, non-public information, or who “tip” such information to others may be subject to the following:

•A civil penalty of up to 3 times the profit made or loss avoided;

•A criminal fine (no matter how small the profit) of up to $5 million; and

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•A jail term of up to twenty years;

among other legal consequences.

In addition, if you violate this Policy, the Company may take any disciplinary action that it determines to be appropriate, up to and including termination of your employment for cause.

IX.Transactions Under Company Plans

Stock Options

This Policy does not relate to the exercise of options granted by the Company pursuant to its stock option plans or agreements, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements, because stock purchases pursuant to options are made directly from the Company, rather than from the public. It does, however, relate to sales of such option stock, and to purchases and sales of options for stock of the Company from or to others, including as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Other Equity Awards

This Policy does not apply to the vesting of equity awards, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any equity award. The Policy does apply, however, to any market sale of such stock.

Other Similar Transactions

Any other purchase of Company securities directly from the Company or sales of Company securities to the Company are not subject to this Policy.

X.Officers, Directors and certain Employees

If you are an officer, Director or employee of the Company with frequent access to material, non-public information regarding the Company, you are subject to additional restrictions (set forth in the Supplemental Policy to this Policy) on your ability to engage in transactions concerning securities of the Company.

XI.    Information Disclosure Guidelines

All requests for information from financial analysts, investors or others must be routed through and addressed in accordance with the Company’s External Communications Policy. In no case should you attempt to respond to an individual’s questions yourself or should you volunteer information to them.

As part of the Company’s information disclosure policy, you should not post or otherwise disseminate any Company information on the internet, such as through social media, or any other means of communication. Dissemination of material, non-public information about the Company violates this Policy and the Company’s Social Media Policy and may result in disciplinary action up to and including termination of employment for cause.

XII.     Important Disclaimer

The purposes of this Policy are to provide information concerning the current legal restrictions on securities trading by Company personnel, provide information concerning the current legal restrictions on selective disclosure and to impress upon the Company’s Directors, officers, employees, agents and advisors the importance the Company places on complying with these restrictions. This Policy is not intended to result in the imposition of any liability to the Company that would not exist in the absence of this Policy.

XIII.     Reporting Violations

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Any officer, Director or employee who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other officers, Directors or employees, must report the violations pursuant to the Worldwide Code of Ethics. Upon learning of any such violation, the Compliance Officer and the Company’s legal counsel will determine whether the Company should release any material, non-public information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

XIV.     Post-Termination

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material, non-public information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

XV.    Assistance

Any person with questions about this Policy and/or its application to specific transactions may obtain additional guidance from one of the Company’s designated Compliance Officers. Remember, however, that the ultimate responsibility for adhering to these policies and avoiding improper transactions rests with each individual.

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Supplemental Policy to Securities Trading & Information Disclosure Policy
Amended and Restated Effective as of January 1, 2025

I.Purpose

To ensure that the Securities Trading and Information Disclosure Policy is effectively implemented, the Company requires all Directors, executive officers and other employees of the Company with frequent access to material, non-public information regarding the Company, and all of their Family Members and other members of their household (individually, an “Access Person” and collectively, “Access Personnel”), to comply with the following additional procedures of this Supplemental Policy before effecting any trades involving the Company’s securities. Access Personnel are also responsible for compliance with these procedures by their immediate family members living in their household and other members of their household.

II.Supplemental Procedures

Pre-Clearance. All transactions by Access Personnel in securities of the Company during blackout periods and event specific restricted periods, each as described below, must be pre-cleared with the Company’s Chief Financial Officer or General Counsel (each a “Compliance Officer”). All transactions by Directors and senior leadership of the Company at any time (other than transactions pursuant to certain pre-cleared contracts, instructions and plans) must be pre-cleared with a Compliance Officer. The requestor should also be prepared to comply with SEC Rule 144, file a Form 144 and, where applicable, file a Form 4, if necessary, at the time of any sale. A Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities and should not inform any other person of such restriction on trade.

Blackout Period. No transaction by Access Personnel in securities of the Company (other than exercises of options granted by the Company) may be made during the blackout period which begins fourteen (14) calendar days prior to the last day of each fiscal quarter and ends after one full trading day after the annual results or quarterly results, as the case may be, have been publicly released. For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time Access Personnel may engage in transactions concerning Company securities is the opening of the market on Wednesday (assuming that they are not aware of other material, non-public information at that time).

After consultation with external legal counsel, if the Company is not in possession of material, non-public information, the Compliance Officers may open the trading window during the blackout period or otherwise alter the timing of such blackout period.

Event-Specific Restricted Periods. From time to time, an event may occur that is material to the Company and is known by only a few Directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Compliance Officer may not engage in transactions in Company securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated persons should refrain from engaging in transactions in Company securities even sooner than the quarterly blackout period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific restricted period or the extension of a quarterly blackout period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not engage in transactions in Company securities due to an event-specific restricted period, you should not trade while aware of material, non-public information. Exceptions will not be granted during an event-specific restricted period.

Hardship Trades. A Compliance Officer may, on a case-by-case basis, authorize trading in Company securities during a blackout period due to financial hardship or other hardships only after:

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a.the person trading has notified the Compliance Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s);

b.the person trading has certified to the Compliance Officer in writing no earlier than one full trading day prior to the proposed trade(s) that he or she is not in possession of material, non-public information concerning the Company; and

c.the Compliance Officer has approved the trade(s) and has certified such approval in writing.

Retirement Plan Blackout Period. No Director or executive officer of the Company may acquire or transfer any Company stock (or any derivative security) at any time when a “blackout period” (a temporary suspension of securities transactions as defined in Regulation BTR issued by the SEC) is in effect with respect to Company stock held in a Company retirement plan that provides individual accounts for each participant. This restriction applies to Company stock (or related derivative securities) held directly by the Director or executive officer, or held by others (such as a family member or a trust) if the Director or executive officer has a pecuniary interest in such securities.

This restriction does not, however, apply to Company stock that was not acquired in connection with service or employment as a Director or executive officer, or to certain types of transactions specified in Regulation BTR. Nevertheless, because of the complexity of the issues involved, all volitional transactions by Directors or executive officers involving Company stock or related derivative securities during a “blackout period” (including exercises of options granted by the Company) must be pre-cleared with one of the Company’s designated Compliance Officers.

No Obligation to Approve Trades. The existence of the foregoing approval procedures does not in any way obligate a Compliance Officer to approve any trades requested by hardship or gift applicants. Compliance Officers may reject any trading requests at their sole discretion.

III.Transactions Pursuant to Rule 10b5-1 Plans

Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in securities of the Company that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, securities of the Company may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, in addition to the requirements set forth a below, a Rule 10b5-1 Plan entered into on or after February 27, 2023 must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and the Company’s “Guidelines for Rule 10b5-1 Plans” set forth below. In general, you may engage in transactions concerning securities of the Company pursuant to a Rule 10b5-1 Plan regardless of whether you have material, non-public information so long as you are not aware of material, non-public information when you enter into or adopt the contract, instructions or plan. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Once your Rule 10b5-1 Plan has been put in place, all proposed modifications of the Rule 10b5-1 Plan must be provided to or reviewed by a Compliance Officer prior to implementation.

After your Rule 10b5-1 Plan has been put in place, purchases or sales of the Company’s securities may proceed in accordance with the Rule 10b5-1 Plan even if you become aware of material, non-public information. You may not alter or deviate from the terms of the approved contract, instruction or plan and you may not engage in any corresponding or hedging transactions. In addition, once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

•Guidelines for Rule 10b5-1 Plans. You may not enter into, modify or terminate a trading program during a blackout period or while in possession of material, non-public information.
•All Rule 10b5-1 Plans must have a duration of at least six months and no more than two years.

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•If a Rule 10b5-1 Plan is terminated, you must wait at least 30 days before trading outside of the Rule 10b5-1 Plan.
•If a trading program is terminated, you must wait until the commencement of the next trading window before a new Rule 10b5-1 plan may be adopted.
•You may not commence sales under a trading program until the later of (a) 90 days after plan adoption or modification and (b) two business days after disclosure of the Company’s financial results in the Form 10-Q or Form 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (but not to exceed 120 days); provided, however, that persons other than Directors and Section 16 officers of the Company may not commence sales under a trading program following its adoption or modification until 30 days after plan adoption or modification.
•Multiple overlapping plans are prohibited for all persons, except for: (a) plans that authorize sell-to-cover transactions to satisfy tax withholding obligations on vesting of compensatory equity awards where you have no control over timing of the sales and such plan only permits you to sell such securities as are necessary to satisfy the tax withholding obligations arising exclusively from the vesting of such compensatory award (this exception does not include sales incident to the exercise of stock options) and (b) trades under contracts with multiple broker-dealers or agents that constitute a “single plan” for securities held in different accounts if (i) trading under one plan cannot begin until all trades under the other plan are completed or the first-commencing plan has expired, and (ii) the later-commencing plan complies with the applicable cooling-off period, which is deemed to begin on the date of the termination of the earlier-commencing plan.
•Single-trade plans have limited protections for you. You may have only one single-trade plan during any consecutive 12-month period.
•Directors and Section 16 officers must certify at the time of adoption or modification of a Rule 10b5-1 Plan that they are (a) not aware of material, non-public information about the Company or its securities and (b) adopting such plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
•Each Rule 10b5-1 Plan must be entered into outside of blackout periods and event-specific restricted periods.
•Each Director, officer and other Section 16 insider understands that the approval or adoption of a preplanned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.
•You agree and understand that the Company must disclose in its Form 10-Qs and Form 10-K the adoption or termination (including modification) of Rule 10b5-1 Plans by Directors and Section 16 officers during the last quarter, and the material terms of such plan (other than price), including the name of the Director or Section 16 officer, date of adoption or termination, duration of such plan, the aggregate number of securities subject to such plan and a description of any modification. Officers and Directors of the Company must undertake to provide any information requested by the Company regarding Rule 10b5-1 plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.
Any Rule 10b5-1 Plan should be submitted to a Compliance Officer for approval 10 days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required once such plan is adopted.

IV.Reasons for this Supplemental Policy

Because of the greater access you have as an Access Person to sensitive information regarding the Company, and even though you may not believe that you possess any material, non-public information at that time, you are required to pre-clear with the Company all trading activity in securities of the Company. Pre-clearance is required to avoid even the appearance of an improper transaction and to provide some uniformity to the definition of “material, non-public information” among the Company’s personnel. Therefore, prior to making any purchase or sale of the Company’s securities, you must contact a Compliance Officer to determine whether your proposed trade is permitted under this Supplemental Policy. The contact may be made orally. The Board of Directors of the

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Company will keep the Compliance Officers informed as to the existence of material, non-public information regarding the Company. A Compliance Officer will advise you orally as to whether your proposed trade is permissible. The Compliance Officers are responsible for keeping a record of all inquiries and the responses given.

If you are advised that the trade may occur, you may proceed with your proposed transaction. A response by a Compliance Officer that a trade may occur in compliance with the Supplemental Policy is effective from the time of response until the end of trading on the next succeeding business day, unless you are otherwise advised by a Compliance Officer prior to trading.

If you are advised that the trade may not occur, you may not make the proposed trade. To avoid signaling to others that something non-public and material is happening with respect to the Company, you should keep this response entirely confidential. Such confidentiality will be easier to maintain if you go through the required pre-clearance procedures prior to discussing a proposed trade with others (including your broker). If you talk to others first and then get a response that the trade cannot be made, you will be in the position of having to provide an explanation for your change of mind. To further minimize such potential signaling issues, you should avoid divulging the existence and nature of the Company’s pre-clearing procedures to anyone who is not subject to this Supplemental Policy—especially to those employed in the securities industry.

A favorable response to a trading inquiry from a Compliance Officer should not be interpreted as approval by the Company of the advisability of the proposed trade or of its compliance with other applicable policies, laws and regulations, including the Policy. It is your responsibility to ascertain whether a contemplated transaction is within the scope of these other restrictions. In any event, you should not effect the proposed trade if you are, in fact, in possession of material, non-public information about the Company.

In addition, because of the access you may have to internal financial information concerning the Company prior to the public distribution of such information, this Supplemental Policy provides that, subject to certain exceptions set forth under “Hardship Trades” and “Gifts of Company Stock” above, no trade by Access Personnel may be made during certain “blackout” periods. These blackout periods are designed to begin at a time when information regarding the financial performance of the Company during any fiscal period begins to come into focus and to be generally available for internal review and ends after such information has been publicly disseminated and digested by the market.

In addition to acknowledging your initial receipt and understanding of this Supplemental Policy, you will be asked to confirm in writing your compliance with and continued understanding of the Policy in connection with each grant awarded through our equity plan administrator.

Page 11 of 11 Crocs, Inc. Policies